August 13, 2018

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Kathleen Krebs, Special Counsel

Re:                             Withdrawal of Request for Withdrawal of Telecom Argentina S.A. Registration Statement on Form F-3 (File No. 333-216890) filed March 22, 2017

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933 (“Rule 477(a)”), Telecom Argentina S.A. (the “Registrant”) hereby respectfully requests an application for withdrawal of the Registration Statement on Form F-3 (File No. 333-216890) filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2017, which has not been declared effective.

The Registrant confirms to the Commission that no securities under the Registration Statement have been sold. The Registrant believes the withdrawal to be consistent with the public interest and protection of investors, as contemplated by Rule 477(a).

If you have any questions regarding this letter, please contact the Registrant’s legal counsel, Cleary Gottlieb Steen & Hamilton LLP, Attention: Adam J. Brenneman, by e-mail at abrenneman@cgsh.com or his direct line at (212) 225-2704.

Very truly yours,

Telecom Argentina S.A.

By:	/s/Gabriel Blasi
Name:	Gabriel Blasi
Title:	Chief Financial Officer

cc: Adam J. Brenneman, Cleary Gottlieb Steen & Hamilton LLP